# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Muzinich Corporate Lending Income Fund, Inc., CIK 0001985375
CUSIP: 627930100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 450 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 01/19/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001895625

## Reporting persons
- FCCI Insurance Co: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Florida (FL); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (69.4% of the class)

## Item 1. Issuer
Name of issuer: Muzinich Corporate Lending Income Fund, Inc.
Address of issuer's principal executive offices: 450 PARK AVENUE, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: FCCI Insurance Company
Address of principal business office or, if none, residence:
6300 University Parkway
Sarasota FL 34240
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 50,000 shares of common stock
Percent of class: 69.4
Sole power to vote or to direct the vote: 50,000 shares of common stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 50,000 shares of common stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FCCI Insurance Co: Michelle Jalbert, SVP, Controller & Assistant Treasurer (02/28/2024)